                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D
                                (RULE 13d-101)

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934/1/


                                   HSN, INC.
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                               (Name of Issuer)

                    Common Stock, $.01 par value per share
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                        (Title of Class of Securities)

                                  40429R 10 9
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                                 (CUSIP Number)

                                                        With a copy to:
                                                        --------------
      William D. Savoy                                  Alvin G. Segel
   Vulcan Northwest, Inc.                             Irell & Manella LLP
   110 110th Avenue, N.E.                          1800 Avenue of the Stars
          Suite 550                                        Suite 900
 Bellevue, Washington 98004                      Los Angeles, California 90067
    Tel:  (206) 453-1940                             Tel:  (310) 277-1010
    Fax:  (206) 453-1985                             Fax:  (310) 203-7199
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 20, 1997
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            (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 60 Pages)

-------------------------
     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40429R 10 9                  13D                    Page 2 of 60 Pages
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1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Paul G. Allen
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                         (b) [_]
          Not Applicable
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

          PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)    [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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               |    7   SOLE VOTING POWER: 7,238,507 shares upon the first
               |        closing of the Stock Exchange Agreement (the "Stock
               |        Exchange Agreement"), dated May 20, 1997, by and between
               |        Mr. Allen and HSN, Inc. ("HSN").
  NUMBER OF    |
    SHARES     |            The information set forth in Item 6 of this
 BENEFICIALLY  |            Schedule 13D is hereby incorporated by reference
   OWNED BY    |            herein.
     EACH      -----------------------------------------------------------------
  REPORTING    |    8   SHARED VOTING POWER:    0
 PERSON WITH   |
               -----------------------------------------------------------------
               |    9   SOLE DISPOSITIVE POWER: 7,238,507 shares upon the first
               |        closing of the Stock Exchange Agreement.
               |
               |            The information set forth in Item 6 of this Schedule
               |            13D is hereby incorporated by reference herein.
               -----------------------------------------------------------------
               |    10  SHARED DISPOSITIVE POWER:  0
               |
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     7,238,507 shares upon the first closing of the Stock Exchange Agreement.

          The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference herein.
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          Not Applicable
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  16.70% upon the first closing of the Stock Exchange Agreement.

     Because shares of Class B common stock of HSN ("Class B Stock") are entitled to ten (10) votes per share while the Common Stock of HSN is entitled to one (1) vote per share, upon the first closing of the Stock Exchange Agreement, Mr. Allen may be deemed to beneficially own shares representing 4.97% of the voting power of the outstanding HSN securities.

          The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference herein.
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT
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                                                              Page 3 of 60 Pages
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14   TYPE OF REPORTING PERSON*:

                                      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                              Page 4 of 60 Pages

ITEM 1.        SECURITY AND ISSUER.

               Common stock, $.01 par value per share, of HSN ("Common
               Stock").

               ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               2501 118th Avenue North
               St. Petersburg, Florida 33716

ITEM 2.        IDENTITY AND BACKGROUND.

               (a)  Name:  Paul G. Allen

               (b)  Address of Principal Business Office:

                    110 110th Avenue, N.E.
                    Suite 550
                    Bellevue, Washington 98004

               (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:
                    Investor.

               (d) During the last five years, Mr. Allen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the last five years, Mr. Allen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f)  Citizenship:

                    United States

                                                              Page 5 of 60 Pages

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference herein.

ITEM 4.        PURPOSE OF TRANSACTION.

               Paul G. Allen will acquire and hold the shares of Common Stock described in Item 6 of this Schedule 13D below for investment purposes.

               Depending on price, availability, Mr. Allen's evaluation of HSN and other factors, Mr. Allen may make additional purchases of shares of Common Stock in open market or privately negotiated transactions or may alternatively seek to sell his shares of Common Stock in open market or privately negotiated transactions. Mr. Allen reserves the right to increase or decrease his holdings on such terms and at such times as he may decide.

               Except as set forth above or in Item 6 of this Schedule 13D, Mr. Allen has no plans or proposals which relate to or would result in:

               (a) The acquisition by any person of additional securities of HSN or the disposition of securities of HSN;

               (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving HSN or any of its subsidiaries;

               (c) A sale or transfer of a material amount of assets of HSN or any of its subsidiaries;

               (d) Any change in the present boards of directors or managements of HSN, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the boards;

                                                              Page 6 of 60 Pages

               (e) Any material change in the present capitalization or dividend policy of HSN;

               (f) Any other material change in HSN's business or corporate structure;

               (g) Changes in HSN's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of HSN by any person;

               (h) Causing a class of securities of HSN to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) A class of equity securities of HSN becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

               (j)  Any action similar to any of those enumerated above.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               On May 20, 1997, Mr. Allen entered into the Stock Exchange Agreement pursuant to which, among other things, Mr. Allen will acquire from HSN 7,238,507 shares of Common Stock (and up to an additional 3,257,328 shares of Common Stock to be issued in August 1998 if the average market price of the Common Stock over certain periods prior to such time is below $29 per share) in exchange for 12,283,014 shares of common stock, no par value, of Ticketmaster Group, Inc. The full text of the Stock Exchange Agreement is filed herewith as Exhibit 1 and is incorporated herein by reference.

                                                              Page 7 of 60 Pages

               In connection with the Stock Exchange Agreement, Barry Diller, Mr. Allen and Liberty Media Corporation ("Liberty") entered into a Stockholders Agreement, dated May 20, 1997 (the "Stockholders Agreement"), pursuant to which, among other things, each of Mr. Diller and Liberty agrees to vote all shares of voting stock of HSN over which he or it may then exercise voting power, at any annual or special meeting of stockholders of HSN called for the purpose of the election of directors or to execute written consents of stockholders without a meeting with respect to the election of directors, in favor of Mr. Allen or a designee of Mr. Allen acceptable to HSN, so long as Mr. Allen is entitled to representation on HSN's Board of Directors under the Stock Exchange Agreement.

               The Stockholders Agreement will terminate (as will Mr. Allen's right under the Stock Exchange Agreement to representation on HSN's Board of Directors) upon the earlier of (i) the disposition by Mr. Allen and his permitted transferees of one-third or more of the shares of Common Stock acquired by Mr. Allen under the Stock Exchange Agreement, or (ii) if Mr. Allen and his permitted transferees own less than 5% of HSN's outstanding equity securities (assuming for this purpose that all HSN equity securities issuable under the Liberty Agreements, as defined in the Stock Exchange Agreement, are outstanding). The full text of the Stockholders Agreement is filed herewith as Exhibit 2 and is incorporated herein by reference.

               Upon the first closing of the Stock Exchange Agreement, the 7,238,507 shares of Common Stock issuable to Mr. Allen will represent approximately 16.70% of HSN's total outstanding Common Stock, 13.52% of HSN's total outstanding equity interests and, because shares of Class B Stock are entitled to ten (10) votes per share while the Common Stock of HSN is entitled to one (1) vote per share, 4.97% of HSN's total outstanding voting power (based on information supplied by HSN to Mr. Allen that, as of May 1, 1997, there were outstanding 36,094,593 shares of Common Stock and 10,225,056 shares of Class B Stock). Pursuant to arrangements between Liberty, Diller and HSN, Liberty has the right to receive additional HSN shares upon the occurrence of certain events. In such case, Mr. Allen's percentage share ownership would decrease.

                                                              Page 8 of 60 Pages

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               Stock Exchange Agreement, dated May 20, 1997, by and between Paul G. Allen and HSN, Inc.

               Stockholders Agreement, dated May 20, 1997 by and between Paul G. Allen, Barry Diller and Liberty Media Corporation.

               Durable Special Power of Attorney, dated May 6, 1997, granted by Paul G. Allen to William D. Savoy.

                                                              Page 9 of 60 Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     May 29, 1997
                                        -------------------------------------
                                                        (Date)


                                                  /s/ Paul G. Allen
                                        -------------------------------------
                                                      (Signature)

                                        By:       /s/ William D. Savoy
                                        -------------------------------------
                                           William D. Savoy, Attorney-In-Fact
                                           for Paul G. Allen

                                                             Page 10 of 60 Pages

                                 EXHIBIT INDEX



1. Stock Exchange Agreement, dated May 20, 1997, by and between Paul G. Allen and HSN, Inc.

2. Stockholders Agreement, dated May 20, 1997, by and between Paul G. Allen, Barry Diller and Liberty Media Corporation.

3. Durable Special Power of Attorney, dated May 6, 1997, granted by Paul G. Allen to William D. Savoy.